BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

February 10, 2023

BNY Mellon Investment Funds III

- BNY Mellon International Bond Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective March 1, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon International Bond Fund (the "Fund"), a series of BNY Mellon Investment Funds III (the "Trust"), as follows:

Until March 1, 2024, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Class A shares of the fund so that the direct expenses of the Class A shares (excluding shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed .77%. On or after March 1, 2024, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 1, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust on behalf of the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By:_/s/James Bitetto

         James Bitetto

           Secretary

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS III,

On behalf of BNY Mellon International Bond Fund

By: /s/James Windels

James Windels

Treasurer